

March 1, 2013

Via E-mail
Mr. Timothy Crawford
Principal Executive Officer
Cardinal Energy Group, Inc.
2665 Fairfax Drive
Upper Arlington, Ohio 43220

> **Re:** **Cardinal Energy Group, Inc. (formerly known as Koko Ltd.)**
> **Form 8-K/A**
> **Filed February 14, 2013**
> **File No. 0-53923**

Dear Mr. Crawford:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibits

1. We note your response to comment nine from our letter to you dated November 1, 2012 that the parties did not attach schedules as exhibits "upon execution." We note that the Exchange Agreement filed as Exhibit 10.4 specifically references certain "Disclosure Schedules," which are explicitly made part of the agreement under paragraph 1.5 of Article I. Please clarify whether the Exchange Agreement has any Disclosure Schedules. If so, please file these.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact John Lucas, Staff Attorney, at (202) 551-5798, or in his absence, me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief